

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2019

Luca Giacometti
Chairman and Chief Executive Officer
Galileo Acquisition Corp.
1049 Park Ave. 14A
New York, NY 10028

Re: **Galileo Acquisition Corp.**
   Draft Registration Statement on Form S-1
   Submitted August 23, 2019
   CIK No. 0001784851

Dear Mr. Giacometti:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact James Giugliano at 202-551-3319 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Beverages, Apparel and Mining

cc: Stuart Neuhauser